Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Birks Group Inc.

We consent to the use of our report dated June 22, 2023, with respect to the consolidated balance sheets of Birks Group Inc. as of March 25, 2023 and March 26, 2022, and the related consolidated statements of operations, other comprehensive income (loss), changes in stockholders’ equity (deficiency) and cash flows, for the years ended March 25, 2023, March 26, 2022, and March 27, 2021, and the related notes, which report is incorporated herein by reference from the March 25, 2023 Annual Report on Form 20-F of Birks Group Inc.

/s/ KPMG LLP

July 14, 2023 Montreal, Canada

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